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                                                                    Exhibit 4(g)

[LOGO OF JOHN HANCOCK APPEARS HERE] Variable Life Insurance Company

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ACCUMULATED VALUE ENHANCEMENT RIDER
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This Rider is made part of the certificate to which it is attached, in consideration of: (a) the deduction of the applicable rider charge as shown on page 3 of the certificate; and (b) a Covered Person's attained age being less than 75 on the Date of Issue of the certificate. This Rider may not be issued subsequent to the Date of Issue of the certificate. It is subject to all the provisions of the Group Annuity Contract and certificate unless otherwise provided below.

BENEFIT

Subject to the conditions, limitations and exclusions described herein, we will increase the Accumulated Value of the certificate by the Monthly Benefit if, after the Deferral Period and the Elimination Period have been met, we determine that the Covered Person during a calendar month is both:

  1. unable to perform at least 2 Activities of Daily Living without Human Assistance or has a deficiency due to the presence of a Cognitive Impairment; and
  2.  receiving Qualified Services.

Qualified Services must be received on a weekly basis. This means that we will pro-rate the Monthly Benefit to reflect the number of calendar weeks in which Qualified Services were received. We will not increase the Accumulated Value during the Deferral Period or the Elimination Period. Nor will we increase the Accumulated Value in excess of the Benefit Limit as specified on page 3 of the certificate.

Any increase in the Accumulated Value under this Rider will occur on the first Valuation Date in a calendar month after receipt of due proof that the above conditions have been satisfied for a preceding calendar month.

INFLATION PROTECTION

We will increase the Monthly Benefit shown on page 3 of the certificate on the first day of each Certificate Year after the Deferral Period has ended, while this Rider is in effect. Such increase will be computed at the rate of 5% compounded annually and rounded to the nearest dollar. In other words, the Monthly Benefit in effect for the immediately preceding Certificate Year will be increased by 5% and rounded to the nearest dollar. When the Monthly Benefit is increased, the remaining Benefit Limit will be increased by the same percentage as the increase in the Monthly Benefit and rounded to the nearest dollar.

GENERAL DEFINITIONS
"Activities of Daily Living" means the following activities:

  . Bathing which means washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

  . Continence which means the ability to maintain control of bowel and bladder functions; and when unable to maintain control of bowel or bladder functions, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag.)

  . Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

  . Eating which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously. Eating does not include preparing a meal.

  . Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

  . Transferring which means moving into or out of a bed, chair or wheelchair. Transferring does not include the task of getting into or out of the tub or shower.
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"Adult Day Care" means a program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day. "Adult Day Care Center" means a place that is licensed to provide Adult Day Care by the jurisdiction in which the services are provided. If licensing is not required, Adult Day Care Center means a place that provides Adult Day Care, has enough full-time staff to maintain no more than an 8 to 1 client-staff ratio, and has established procedures for obtaining appropriate aid in the event of a medical emergency.

"Assisted Care Living Facility" means a facility which:

  . is licensed according to the laws of the jurisdiction in which it is located; or
  .  meets all of the following  --
     .  has a 24-hour on-site staff to provide Custodial Care;
     . provides Custodial Care services for a charge, including room and board; . has established procedures for obtaining appropriate aid in the event of a medical emergency; and
     .  provides Custodial Care services to 10 or more persons.

"Benefit Limit" means the amount shown on page 3 of the certificate minus any Excess Coverage. Excess Coverage is the amount by which all benefits received under this Rider and all other similar riders on annuity contracts issued by the John Hancock Mutual Life Insurance or John Hancock Variable Life Insurance Company that are not disclosed in the application exceed [$108,000 (subject to compound inflation increases after the Deferral Period).]

"Cognitive Impairment" means a deficiency in a person's short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The presence of Cognitive Impairment must be established by any of the following:

  . the Covered Person has a score of 6 or more wrong on the Short Portable Mental Status Questionnaire (SPMSQ) or its current equivalent; or
  . the Covered Person exhibits behavioral problems which require supervision in order to protect him or herself or others, and has a score of 4 or more wrong on the SPMSQ or its current equivalent; or
  . the Covered Person requires verbal supervision or cueing in order to perform at least two of the Activities of Daily Living more than half of the times that those same Activities of Daily Living are performed in a calendar week.

"Covered Person" means the person named on page 3 of the certificate. This Rider does not cover any other person. No other individual may subsequently assume the status of Covered Person under the Rider.

"Custodial Care" means care ordered by a Physician due to the Covered Person's Cognitive Impairment or need for assistance in the Activities of Daily Living.

"Elimination Period" means the number of days that the Covered Person is receiving Qualified Services that would otherwise be considered under this Rider. The Elimination Period is shown on page 3 of the certificate. Any day the Covered Person receives Qualified Services during the Deferral Period will not count towards satisfaction of the Elimination Period. Only one complete Elimination Period needs to be met while this Rider is in force. The days used to satisfy the Covered Person's Elimination Period do not need to be consecutive and may be accumulated under separate claims. The Elimination Period starts on the first day that the Covered Person begins to receive Qualified Services. No day may be counted as more than one day towards the satisfaction of Your Elimination Period.

"Deferral Period" means the 7-year waiting period before the Accumulated Value may be increased under the provisions of this Rider. The Deferral Period begins on the Date of Issue shown on page 3 of the certificate and ends on the day that the seventh Certificate Year has been completed.

"Home Health Care Provider" means either a Home Health Agency or an Independent Home Health Care Provider that provides Home Health Care. A Home Health Care Provider cannot be a member of the Covered Person's Immediate Family.

  .  A Home Health Agency must meet one of the following requirements:
     . it is licensed as a Home Health Agency by the jurisdiction in which the Home Health Care is provided; or
     . it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided - Medicare Certification; Joint Commission of Accreditation of Health Care Organizations (JCAHO) Certification; or Community Health Accreditation Program (CHAP) Certification; or
     . it is an organization in the business of providing Home Health Care through its employees, which is functioning according to the laws of the jurisdiction in which it is located.
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  .  An Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements. He or she:

     . is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, licensed social worker, or registered dietitian; or

     . must be currently qualified as a certified home health aide or certified nurse aide; or

     . must be currently included in a government sponsored nurse aide registry; or

     . in the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

"Home Health Care" means services (including Hospice Care) the primary function of which is to provide professional care for the Covered Person's benefit and which meet one of the following requirements:

  . they are provided by a Home Health Care Provider or an Adult Day Care Center; or

  . they are performed by a home health aide whose services consist primarily of assisting the Covered Person in the Activities of Daily Living or because of a Cognitive Impairment.

"Hospice Care" means a program for meeting the Covered Person's care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Covered Person has a life expectancy, as estimated by a Physician, of 12 months or less. Hospice Care must be provided by an organization that is licensed to provide such care according to the laws of the jurisdiction in which it is located. Hospice Care is limited to those services received by the Covered Person.

"Human Assistance" means the Covered Person needs hands-on or standby assistance a majority of the time the Activity of Daily Living is performed. Hands-on assistance means the physical assistance of another person without which the Covered Person would be unable to perform the Activity of Daily Living. Standby assistance means the presence of another person within arm's reach of the Covered Person that is necessary to prevent, by physical intervention, injury to such person while he or she is performing the Activity of Daily Living.

"Immediate Family" means the Covered Person or the Covered Person's spouse, or the following relatives of the Covered Person or the Covered Person's spouse: parents, grandparents, siblings, children, stepchildren, grandchildren, and their respective spouses.

"Monthly Benefit" means the amount shown on page 3 of the certificate, plus any increases required under the Inflation Protection provision of this Rider.

"Nursing Care" means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker or registered dietitian.

"Nursing Home" means a facility which:

  . is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and

  . has services performed by or under the continual, direct and immediate supervision of a registered nurse, licensed practical nurse or licensed vocational nurse, on-site twenty-four (24) hours per day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.

Nursing Home does not mean:

  .  a hospital or clinic;

  .  a rehabilitation hospital or facility;

  .  an Assisted Care Living Facility;

  . a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

  . the Covered Person's primary place of residence, including living quarters in a continuing care retirement community or similar entity; or

  . a facility for the treatment of alcoholism, drug addiction, or mental illness.

"Physician" means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.
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"Qualified Services" means the Covered Person is:

  . confined in a Nursing Home or an Assisted Care Living Facility and is receiving Nursing Care, Custodial Care, Hospice Care or Respite Care; or

  . receiving Home Health Care, Hospice Care or Respite Care in his or her home, a rest home or in an Adult Day Care Center.

Qualified Services must be received within the 50 states of the United States [and the District of Columbia].

"Respite Care" means Nursing Care, Custodial Care or Hospice Care provided to the Covered Person when those who normally care for the Covered Person at home (generally family members, friends, neighbors, etc.) need relief from helping the Covered Person to perform the Activities of Daily Living. Such care includes confinement in a Nursing Home or an Assisted Care Living Facility, or Home Health Care.

BENEFIT PROCEDURE

The Covered Person must notify us that he or she is currently receiving or plans to receive Qualified Services by writing or calling us at our Servicing Office. This notification should be made within 30 days after a covered loss begins or as soon as reasonably possible.

Once we receive this notification, we will work with the Covered Person, his or her Physician or care providers, or anyone acting on the Covered Person's behalf, to: obtain information about the Covered Person's health; confirm his or her inability to perform 2 of the Activities of Daily Living or Cognitive Impairment; and confirm that the Covered Person is receiving Qualified Services. We will then make an objective review of all the information we receive to determine whether the Covered Person qualifies for benefits. As part of our review, we reserve the right to do a telephone interview, perform an on-site geriatric nursing assessment or require a physical exam when and as often as we may reasonably require while a claim is pending. We will pay for any interview, assessment or examination that we request. We will continue to work with the Covered Person in the manner described above throughout the duration of his or her claim.

TERMINATION OF THIS RIDER

This Rider will terminate on the earliest of the following:

  . the date we receive written notice at our Servicing Office that you elect to terminate this Rider;

  .  the date the Benefit Limit is exhausted;

  .  the date the Annuity certificate terminates for any reason;

  .  the date of the Covered Person's death;

  .  the date the Participant changes, if the Covered Person is the Participant;

  .  the date the certificate is annuitized; or

  . the date the Accumulated Value falls below an amount equal to 25% of the Initial Premium Payment.

LIMITED RIGHT TO INCREASE THE ACCUMULATED VALUE ENHANCEMENT RIDER CHARGE

We reserve the right to increase the Accumulated Value Enhancement Rider Charge as of any Rider Charge due date; however, any changes in the Accumulated Value Enhancement Rider Charge must apply to all riders issued in the Covered Person's state on this Rider form. This means we cannot single the Covered Person out for an increase because of any change in age or health.

Signed for the Company at Boston, Massachusetts:


                                         /s/ [ILLEGIBLE SIGNATURE APPEARS HERE]
                                         Secretary